SUB ITEM 77D: POLICIES WITH RESPECT TO SECURITY INVESTMENTS


Effective September 1, 2007, the current principal investment technique for the Focused Alpha Growth Fund with respect to the number of securities held in the Fund was changed to the following:

Principal Investment
Technique:	Under normal market conditions, the Fund may
generally hold up to a total of 40 securities, including approximately 20 securities in the large-cap portion and approximately 20 securities in the small- and mid-cap portion of the Fund.

This principal investment technique with respect to the number of securities held in the Fund prior to September 1, 2007 was as follows:

Principal Investment
Technique:	The Fund was generally limited to a maximum of 30
securities overall and a maximum of 10 securities in the large-cap portion of the Fund.